
SPL
Innovate·Adapt
03037432



FILE NO.
82 - 34708

November 14, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Press Release titled: "SPL WorldGroup Names Global Software Industry Leader Harry Debes as New CEO", dated November 12, 2003; and

2. New and/or revised information the Company has posted on its internet website.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 11/18

RVZ:alk
encls/ Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(21st subm) 11-14-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com



News : Press Releases

SPL WorldGroup Names Global Software Industry Leader Harry Debes as New CEO

San Francisco, CA, November 12, 2003 — Trevor Winer, Chairman of the Board at SPL WorldGroup, has announced the appointment of Harry Debes as President and CEO. Debes comes to SPL from senior positions at J.D. Edwards (recently acquired by PeopleSoft) and at business performance software vendor Geac.

"To lead SPL into expanding markets worldwide, the Board sought an outstanding and experienced business leader with a global vision," said Winer. "We soon identified Harry Debes as our top candidate. He is a business strategist with a commitment to growth, understands the value of deploying worldwide resources to address customer needs and has an industry-wide reputation for integrity."

Debes' career includes time at Arthur Andersen, IBM, Columbus Systems (a company he founded, grew and managed for 9 years before he sold it), Geac Computers (where he was Managing Director of the Asia-Pacific business for 10 years and subsequently managed Geac's Americas business) and J.D. Edwards (where he was Senior Vice –President, Americas). Last year, while at J.D. Edwards, he was named to the VAR Business list of 100 top CEOs.

Harry Debes responded: "Success in any business comes from an unrelenting focus on the customer. Throughout its history, SPL's proven solutions and outstanding implementation track record have helped dozens of utilities expand their services through better access to customer information. During this time, SPL has established an outstanding reputation for customer commitment and integrity. The company currently has the dominant position in North America and Australia, and a strong base in Europe, Asia and Africa. I believe that we can leverage all of these assets to open a new chapter in SPL's distinguished history - worldwide growth. I am very excited about the possibilities that lie ahead."

###

Information for Editors

Biography: Harry Debes
Harry Debes is President and CEO of SPL WorldGroup, the customer care and billing leader for the worldwide energy and services sector.

Debes will be joining SPL in November 2003 from J.D. Edwards (now a part of PeopleSoft), where he was senior vice president of sales and services for the Americas. He was previously with Canadian business performance software vendor Geac, where he served as president of GES Americas and as managing director of the company's Asia Pacific

business.

Debes also served as vice president of marketing and R&D for Jonas & Erickson, which was acquired by Geac in 1990. From 1979 to 1988, he was founder, CEO, and chairman of Columbus Systems, an IBM MRP/ERP VAR. Prior to that, he was a systems engineer and marketing representative for IBM Canada.

Debes holds a Bachelor's degree from University of Toronto and an MBA *in accounting and finance from* McMaster *University.*

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

SPL
Innovate Adapt Excel

AGL

Solutions | **Services** | **SPL News** | **Achievements** | **Alliances** | **Company**

Product Overview

your language: English


Solutions for Energy | Distribution
the leading provider of
Solutions for Energy | Retail
SPL Advantage

Latest Press Releases

Nov 12: SPL WorldGroup Names Global Software Industry Leader Harry Debes as New CEO

Sep 18: SPL WorldGroup Notes Contributions Billing Systems Can Make to Future Blackout Prevention

Aug 7: Causey CIS/CRM Report Again Shows SPL Leadership

more...

Upcoming Events

Nov 24-25: **INFE Summit 2003**
Prague

May 4-7: **2004 CIS Conference**
Platinum Sponsor, Miami, Florida


Reliable. Practical. Innovative.

- Find out about CorDaptix 1.5
- Customers Succeed with SPL
- What Customers are Saying about SPL
- Contact SPL at **1-800-ASK-4-SPL** or splinfo@splwg.com







FILE NO.
82 - 34708



Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com

The SPL Advantage : Customer Counts

SPL's history is grounded in servicing the business needs of energy companies – whether small or large – with 50% of our clients serving the small-to-medium energy market.


No. of Clients
20
15
10
5
0
less than 50K
50K to 300K
300K to 1M
1M to 5M
over 5M
No. of Customers Served

For energy providers who serve the largest energy markets in the world, you can rest assured we have the experience:

Our solutions are being used by more large energy companies than any other provider in the market today. Case in point, together with PG&E, we have set a new record by implementing the largest packaged Customer Management solution in energy history... on schedule and under budget.

Conversely, we support small-to-mid markets, like Washington County (6,000 customers) and Rappahannock Electric Company (77,000 customers).

Learn more about our range of customers

SPL
Innovate Adapt Excel

billing customer care

Solutions Services SPL News Achievements Alliances Company

Product Overview
Solutions for Energy | Distribution
Solutions for Energy | Retail
Solutions for the Water Industry
The SPL Advantage
- Customer Counts
- Range of Customers
- Logical Architecture
- Components
- Enterprise Application Integration
- Enterprise Architecture
- Security

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com

The SPL Advantage : Range of Customers

No. of Customers Served

Customer	Year	No. of Customers Served
Minnesota Power	1991	180,000
KCP&L	1996	450,000
United Energy	1997	1,100,000
PG&E	1997	6,400,000
Benton County	1998	35,000
Washington County	1998	6,000
ESKOM	2001	2,100,000

We've been providing customer management solutions for more than 30 years, and offer a depth and breadth of products and services unparalleled in the energy industry.

Our long-standing relationship with energy companies around the world demonstrates our commitment to serving clients from point of purchase, through implementation, and beyond.

Learn about our logical, n-tier architecture

Find out what a few of our customers have to say about their SPL experience – mouse over the company name.

SPL
Innovate Adapt Excel

billing customer care

Solutions Services SPL News Achievements Alliances Company

Product Overview
Solutions for Energy | Distribution
Solutions for Energy | Retail
Solutions for the Water Industry
The SPL Advantage
- Customer Counts
- Range of Customers
- Logical Architecture
- Components
- Enterprise Application Integration
- Enterprise Architecture
- Security

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com

The SPL Advantage : Logical Architecture

CorDaptix has a logical, n-tier architecture that provides clean separation between your database, business logic and user interface logic. Yet the logical tiers can be physically implemented on one, two, three or more machines, depending on your batch and online requirements.


small
medium
large
web browser
WebLogic
Jolt
web server (BEA WebLogic)
Tuxedo
application server (BEA Tuxedo)
ORACLE or DB2
database server
web app/DB
web server/ app server
database
web servers/ app servers
database

This allows a smaller utility to implement easily at a price that makes sense. A larger utility, however, has greater needs and SPL provides options to assure our technology meets the needs of your business.

Our system utilizes time-tested middleware products which support a variety of tuning and load balancing configuration options. Energy needs are different and each SPL client varies with respect to how to best utilize the full power of CorDaptix. It's SPL's solutions that give our clients the ability and flexibility to optimize performance on

affordable hardware platforms, whether it's to support a full-service call center, to produce complex commercial and industrial bills, or to utilize full functionality available in our CorDaptix solution.

Learn about the CorDaptix Component Advantage

FILE NO.
82 - 34708



billing customer care

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



The SPL Advantage : Components



No company wants to buy more technology than needed. Adding an SPL component to an existing system permits:

- Solving a critical problem immediately.
- Undertaking a gradual, function-by-function migration to a new system rather than a "big bang" conversion.
- Adding new services for specific customer groups.

SPL offers:

- **A Rating Component** that provides fast, flexible, easy-to-use pricing and rating for virtually any product or service.
- **A Complex Billing Component** that provides multiple time-series data-management functions. With it, companies can offer a variety of new products to commercial and industrial customers while also easing local load-management and grid-congestion problems.
- **A Credit and Collections Component** that speeds debt analysis, collections, severance procedures, write-offs, and collection agency referrals.

Learn about the CorDaptix Enterprise Application Integration



billing customer care

Solutions Services SPL News Achievements Alliances

Implementation Services

Customer Service Group

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Services : Customer Service Group



Superior Product Support Services from SPL

With support staff in Melbourne, Manila, San Francisco, Morristown, NJ, and Paris, SPL's CSG can truly provide support around the clock and around the globe. In order to provide the very best support, SPL's CSG support staff becomes involved with you from the very beginning. Understanding your business goals and helping you meet those goals using CorDaptix is our primary concern.

CSG continues to be involved over the course of your company's CorDaptix usage, from implementation through Go-Live and many years of productive service thereafter. During all phases of the partnership, CSG offers dedicated support resources which are available to you 24 hours a day, 7 days a week, 365 days a year.

If and when you make a call to CSG, you can expect a fully qualified service team to take your call and "own" your service request from inception to resolution. With desktop access to the particulars of your CorDaptix implementation, the analyst may be able to help you immediately. If not, your service request is issued a severity level and dealt with in a manner appropriate to the level of assigned severity and you can expect status reports and responses within the pre-defined time periods specified for the severity levels.

FILE NO.
82 - 34708



billing customer care

Solutions Services SPL News Achievements Alliances

Product Overview
Company Profile
Executive Team
Solutions for Energy | Distribution
WorldWide Offices
Solutions for Energy | Retail
Careers at SPL
Solutions for the Water Industry

Contact us at:
1-800-SPL-4SPL
The SPL Advantage

Or email:
splinfo@splwg.com



Company : Profile

SPL WorldGroup (SPL) helps energy and service companies achieve excellence in billing, customer management and sales and marketing.

As the world leader in packaged customer management software, SPL serves clients on six continents. These clients are companies and utilities – large and small; regulated and deregulated; owned by investors, by municipalities or other government bodies, and by their co-operative members.

SPL uses its outstanding technology and its unparalleled implementation success record to help clients attract, nurture and maximize the value of customers. Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific work with clients unlock technology's potential. From the company's start in 1968, and through the latest release of its flagship CorDaptix™ customer management solution, SPL has dedicated itself to providing value to its clients and to building long-term relationships based on confidence and trust.

FILE NO.
82 - 34708


SPL
Innovate Adapt Excel

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Company : Executive Team



Harry Debes
President and CEO

Dave Mulit
Senior Vice President and General Manager, The Americas

Andrew Dean
Vice President, Sales and Acting Managing Director, EMEA

Guerry Waters
Chief Technology Officer and
Senior Vice President Marketing Strategy

Michael Martini
Senior Vice President and Chief Financial Officer

Julian Brandes
Senior Vice President, Strategic Relationships

Madeline Selig
Senior Vice President, Product Development

Richard Zolezzi
Senior Vice President, Administration and General Counsel

Geoff Holloway
President, Search Software America

FILE NO.
82 - 34708



billing customer care

Solutions Services SPL News Achievements Alliances
Product Overview
Company Profile
Solutions for Energy | Distribution
Executive Team
WorldWide Offices
Solutions for Energy | Retail
Careers at SPL
Solutions for the Water Industry

Contact us at:
1-800-4SPL-Advantage

Or email:
splinfo@splwg.com



Company : Executive Team



Harry Debes

President and CEO, SPL WorldGroup

Harry Debes has been appointed as President and CEO of SPL WorldGroup, the customer care and billing leader for the worldwide energy and services sector.

Harry Debes will join SPL in November 2003 from J.D. Edwards (now a part of PeopleSoft), where he was senior vice president of sales and services for the Americas. He was previously with Canadian business performance software vendor GEAC, where he served as president of GES Americas and as managing director of the company's Asia Pacific business.

Debes also served as vice president of marketing and R&D for Jonas & Erickson, which was acquired by GEAC in 1990. From 1979 to 1988, he was founder, CEO, and chairman of Columbus Systems, an IBM MRP/ERP VAR. Prior to that, he was a systems engineer and marketing representative for IBM Canada.

Debes holds a Bachelor's degree from University of Toronto and an MBA in accounting and finance from McMaster University.

Back to Executive Team

FILE NO.
82 - 34708



billing customer care

Solutions Services SPL News Achievements Alliances

Product Overview
Company Profile
Executive Team
Solutions for Energy | Distribution
WorldWide Offices
Solutions for Energy | Retail
Careers at SPL
Solutions for the Water Industry
The SPL Advantage

Contact us at:
1-800-SPL-4SPL

Or email:
splinfo@splwg.com



Company : Executive Team

Andrew Dean

Vice President, Sales and Acting Managing Director, EMEA

Andrew Dean is the vice president for sales and the acting managing director of SPL WorldGroup's EMEA region. An expert in business computing applications, he joined SPL in 1994 and has worked with utilities clients on customer care and billing issues in Australia, Japan, Africa, and Europe.

Prior to joining SPL, Mr. Dean held computing and sales positions in the telecommunications, automotive, and textile, clothing and footwear industries. He has worked in systems analysis and in retail and network systems.

Mr. Dean has a Bachelor of Applied Science (Computing).

Back to Executive Team

FILE NO.
82 - 34708



billing customer care

Solutions Services SPL News Achievements Alliances

Product Overview
Company Profile
Solutions for Energy | Distribution
Executive Team
WorldWide Offices
Solutions for Energy | Retail
Careers at SPL
Solutions for the Water Industry
The SPL Advantage

Contact us at:
1-800-ASK4SPL

Or email:
splinfo@splwg.com

Company : Worldwide Offices

If you have any questions, comments or would like any additional information please contact us at:

1-800-ASK4SPL or splinfo@splwg.com.

United States

SPL WorldGroup: New Jersey
157 Headquarters Plaza
North Tower, 8th Floor
Morristown, NJ 07960
Phone: (973) 539-6268
Toll free: (800) 275-4775
Fax: (973) 539-3778

SPL WorldGroup: San Francisco
75 Hawthorne Plaza, 20th Floor
San Francisco, CA 94105
Phone: (415) 541-9462
Fax: (415) 541-0224

SPL WorldGroup: Chicago
8750 West Bryn Mawr Avenue
Suite 200
Chicago, IL 60631
Phone: (773) 380-3016
Fax: (773) 380-3052

Search Software America
1445 East Putnam Avenue
Old Greenwich, CT 06870
Phone: (203) 698-2399
Fax: (203) 698-2409

APAC

SPL WorldGroup: Sydney
Level 8
12 Castlereagh Street
Sydney
New South Wales 2000
Phone: 61-2-8258-8200
Fax: 61-2-8258-8201

SPL WorldGroup: Melbourne
3rd Floor
312 St. Kilda Road
Melbourne
Victoria 3000
Phone: 61-3-9674-8300
Fax: 61-3-9674-8399

Search Software America
Suite 1, Level 3
194 Miller Street
North Sydney, NSW 2060
Australia
Phone: 61-2-8904-9936
Fax: 61 -2-8904-9919

SPL WorldGroup: Philippines
Yuchengco Tower, Suite 2301
RCBC Plaza
6819 Ayala Avenue
Makati 1200
Metro Manila
Phone: 632-580-7400
Fax: 632-580-7401

EMEA

SPL WorldGroup (UK) Ltd:

SPL WorldGroup: Israel

FILE NO.
82 - 34708

London
6th Floor Mutual House
70 Conduit Street
London, England W1S 2GF
Phone: + 44 20 7851 6840
Fax: + 44 20 7851 6841

SPL WorldGroup S.A.S.: France
Les Collines de L'Arche,
Madeleine D
76 route de la Demi - Lune
Paris - La Defense 92057
Cedex
France
Phone: +33-01-4903-7850
Fax: +33-01-4903-7855

SPL WorldGroup: South Africa
P.O. Box 50631
Randjiesfontein 1683
Midrand, Johannesburg,
South Africa
Phone: +27-11-655-2270
Fax: +27-11-655-2508

3B Yoni Natanyahu Street
Or-Yehuda 60200, Israel
Phone: 972-3-7356000
Fax: 972-3-7356001

Search Software America EMEA
SSA House, 9 Headley Road,
Woodley
Reading, Berkshire RG5 4JB
England
Phone 44-118-944-9688
Fax 44-118-944-9699